Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258146

PROSPECTUS SUPPLEMENT NO. 6

(To Prospectus Dated August 6, 2021)

ELECTRIC LAST MILE SOLUTIONS, INC.

118,684,445 Shares of Common Stock
Warrants to Purchase 247,082 Shares of Common Stock

This Prospectus Supplement No. 6 is being filed to update and supplement the information contained in the prospectus dated August 6, 2021 (as supplemented or amended from time to time, the “Prospectus”) with the information contained in the Company’s Current Report on Form 8-K, which was filed with the SEC on November 10, 2021 (the “Current Report”). Accordingly, the Company has attached the Current Report to this Prospectus Supplement No. 6. Capitalized terms not defined in this Prospectus Supplement No. 6 have the definitions ascribed to them in the Prospectus.

The Prospectus, as previously supplemented by Prospectus Supplement No’s 1 through 5 and as further supplemented by this Prospectus Supplement No. 6, relates to the resale by certain Selling Securityholders named in the Prospectus from time to time of up to 110,351,152 shares of our common stock, par value $0.0001 per share, and warrants to purchase up to 247,082 shares of our common stock, consisting of:

●	up to 6,250,000 Founder Shares issued in a private placement to the Sponsor;

●	up to 205,416 Private Placement Warrants issued in a private placement to the Sponsor;

●	up to 41,666 Private Placement Warrants issued in a private placement to the IPO underwriter;

●	up to 247,082 shares of common stock issuable upon exercise of the Private Placement Warrants;

●	up to 741,250 shares of common stock that were a constituent part of the Private Placement Units;

●	up to 82,360,597 shares of common stock issued or issuable to the stockholders of Electric Last Mile, Inc. (the “ELM stockholders”) as merger consideration pursuant to the Merger Agreement, which includes Earnout Shares and shares of Adjustment Escrow Stock that may be issued to the ELM stockholders;

●	up to 13,000,000 shares of common stock issued in a private placement that closed immediately prior to the closing of the Business Combination;

●	up to 2,752,223 shares of common stock issued to the holders of convertible promissory notes previously issued by Electric Last Mile, Inc. upon automatic conversion of such notes in connection with the closing of the Business Combination; and

●	up to 5,000,000 shares of common stock issued to SF Motors, Inc. d/b/a SERES in accordance with the SERES Asset Purchase Agreement upon the closing of the Business Combination.

In addition, the Prospectus, as previously supplemented by Prospectus Supplement No’s 1 through 5 and as further supplemented by this Prospectus Supplement No. 6, relates to the issuance by us of (i) up to 8,333,293 shares of common stock that are issuable upon the exercise of the Public Warrants, which were previously registered, and (ii) up to 247,082 shares of common stock that are issuable upon the exercise of the Private Placement Warrants.

This Prospectus Supplement No. 6 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 6, you should rely on the information in this Prospectus Supplement No. 6.

Our common stock and Public Warrants are listed on The Nasdaq Global Select Market under the symbols “ELMS” and “ELMSW”, respectively. On November 9, 2021, the last reported sales price of our common stock was $8.56 per share and the last reported sales price of our Public Warrants was $2.02 per Public Warrant.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus, as well as those risk factors contained in any amendments or supplements to the Prospectus and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under the Prospectus and this Prospectus Supplement No. 6 or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 6. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is November 10, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2021

ELECTRIC LAST MILE SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39457	84-2308711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1055 W. Square Lake Road Troy, Michigan	48098
(Address of principal executive offices)	(Zip Code)

(888) 825-9111

Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ELMS	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock, each at an exercise price of $11.50 per share	ELMSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously announced on August 12, 2021, the Board of Directors (the “Board”) of Electric Last Mile Solutions, Inc. (the “Company”) appointed Robert Song, effective as of August 10, 2021, as Deputy Chief Financial Officer and Controller of the Company. Effective as of November 5, 2021, the Board appointed Mr. Song as Chief Financial Officer, Principal Financial Officer and Treasurer of the Company, succeeding Albert Li. In connection with the appointment of Mr. Song, Mr. Li stepped down from his positions as Chief Financial Officer and Principal Financial Officer of the Company effective November 5, 2021 and will remain with the Company as the Vice President of Operational Finance until January 2, 2022 at which time Mr. Li has agreed to continue to serve the Company as a senior advisor.

Robert Song, age 39, has served as the Treasurer, Principal Accounting Officer, Deputy Chief Financial Officer, and Controller of the Company since August 10, 2021 and has served as the Vice President of Finance and Controller of Electric Last Mile, Inc., a wholly owned subsidiary of the Company (“ELM”), since April 26, 2021. Prior to joining ELM, he served as Chief Investment Officer of CorePoint Lodging Inc., a publicly traded U.S. lodging real estate investment trust, from March 2021 to April 2021. Mr. Song joined CorePoint in August 2018 as Senior Vice President of Investments and Finance. Prior to CorePoint, Mr. Song served as Principal for Alphabet Inc.’s Capital Markets and Corporate Finance team from October 2017 to August 2018. Prior to that, Mr. Song worked at Monogram Residential Trust, Inc., a publicly traded multifamily real estate investment trust, as Vice President of Finance and Capital Markets from 2016 to 2017, at Water Island Capital as an Investment Analyst from 2014 to 2016 and at Morgan Stanley from 2007 to 2014, most recently as Vice President of Investment Banking. In his previous positions, Mr. Song was responsible for the oversight of various finance and accounting functions. Mr. Song holds a Bachelor of Commerce (major in Actuarial Science) and a Master of Finance from Macquarie University in Australia.

Mr. Song’s compensatory arrangements with the Company remain unchanged and no additional grants were made in connection with Mr. Song’s appointment as the Company’s Chief Financial Officer, Principal Financial Officer and Treasurer.

Effective August 10, 2021, Mr. Song receives an annual base salary of $375,000. In addition, he is eligible to receive an annual target cash bonus equal to 75% of his annual base salary payable at the discretion of the Board and is eligible to participate in the benefit plans and arrangements made available generally to the Company’s executive officers (including, without limitation, the Company’s 2020 Incentive Plan). On August 30, 2021, Mr. Song received a grant under the Company’s 2020 Incentive Plan of 300,000 restricted stock units (“Earnout RSUs”), 50% of which will vest if the closing price per share of the Company’s common stock equals or exceeds $14.00 for any twenty trading days in any thirty consecutive day trading period during the thirty-six month period following the closing date of the Company’s business combination contemplated by the Agreement and Plan of Merger, dated December 10, 2020, by and among the Company and the other parties named therein (the “Closing Date”) and 50% of which will vest if the closing price per share of the Company’s common stock equals or exceeds $16.00 for any twenty trading days in any thirty consecutive day trading period during the thirty-six month period following the Closing Date. If Mr. Song’s employment is terminated for any reason, all such Earnout RSUs that have not vested as of the date of such termination will be forfeited as of the date of such termination. In addition, upon a change in control (as defined in the Company’s 2020 Incentive Plan) of the Company, any Earnout RSUs that have not yet vested, or for which the applicable closing price has been met or exceeded but for which shares have not yet been issued, will be deemed earned and vested and settled by the issuance of one share per earned Earnout RSU immediately prior to the consummation of the change in control.

In addition, on August 30, 2021, Mr. Song received (i) a grant of 250,000 time-vesting restricted stock units, 33.3% of which will vest on each of January 2, 2022, January 2, 2023, and January 2, 2024, subject to his continued employment with the Company on such vesting dates, and (ii) a grant of 250,000 performance-vesting restricted stock units. The performance-vesting restricted stock units are subject to the achievement of two equally weighted performance goals relating to financial and operational milestones. Upon affirmation by the Board that one or both of the performance goals have been met, one-third of the total restricted stock units that are eligible for vesting will vest, and an additional one-third of the total restricted stock units that are eligible for vesting will vest on each of the two subsequent anniversaries of such affirmation. If Mr. Song’s employment with the Company is terminated for any reason, all of his time-vesting and performance-vesting restricted stock units that have not become earned and vested as of the date of such termination will be forfeited as of the date of such termination. In addition, if the performance period applicable to the performance-vesting restricted stock units ends without the applicable performance goals having been achieved, such performance-vesting restricted stock units will be forfeited as of the last day of such performance period. Further, upon a change in control (as defined in the Company’s 2020 Incentive Plan) of the Company, any time-vesting and performance-vesting restricted stock units that have not yet become earned or vested will be deemed earned and vested and settled by the issuance of one share per earned restricted stock unit immediately prior to the consummation of the change in control.

There are no arrangements or understandings between Mr. Song and any other persons pursuant to which Mr. Song was selected to serve as the Company’s Chief Financial Officer, Principal Financial Officer and Treasurer. There are also no family relationships between Mr. Song and any director or executive officer of the Company, and Mr. Song has no direct or indirect interest in any transaction or proposed transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 8.01. Other Events.

Effective November 1, 2021, Thomas M. Dono, Jr. joined the Company as its Chief Legal Officer and Corporate Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 10, 2021

ELECTRIC LAST MILE SOLUTIONS, INC.

	By:	/s/ James Taylor
	Name:	James Taylor
	Title:	Chief Executive Officer and President

2